UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Calumet, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

131428 104

(CUSIP Number)

The Heritage Group

Attention: Amy Schumacher, Chief Executive Officer

5400 W. 86th Street

Indianapolis, Indiana 46268-0123

(317) 228-8314

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131428 104

1.	NAMES OF REPORTING PERSONS The Heritage Group
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 14,807,209 (1)
	8.	SHARED VOTING POWER 888,193 (2)
	9.	SOLE DISPOSITIVE POWER 14,807,209 (1)
	10.	SHARED DISPOSITIVE POWER 888,193 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,695,402 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, PN

(1)

Of these shares of Common Stock, 1,200,000 are owned by The Heritage Group Investment Company, LLC (“Investment LLC”). Investment LLC is under common ownership with the Reporting Person. The Reporting Person, although not the owner of the Common Stock, serves as the Manager of Investment LLC, and in that capacity has sole voting and dispositive power over the Common Stock. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Investment LLC except to the extent of the Reporting Person’s pecuniary interest therein. Includes 1,020,000 Warrants (as defined below) that are currently exercisable by the Reporting Person.

(2)

These units are owned by Calumet, Incorporated (“Calumet Incorporated”). The Reporting Person is an indirect shareholder of Calumet Incorporated, and these units represent the Reporting Person’s proportionate interest in Calumet Incorporated’s Common Stock. The Reporting Person disclaims beneficial ownership of the units of the Issuer owned by Calumet Incorporated except to the extent of the Reporting Person’s pecuniary interest therein.

EXPLANATORY NOTE

This Schedule 13D (the “Schedule 13D”) is being filed by The Heritage Group, a general partnership formed under the laws of the State of Indiana (the “Reporting Person”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Calumet, Inc., a Delaware corporation (the “Issuer” or “New Calumet”).

The Schedule 13D also serves to amend and supplement the Schedule 13D that was filed by the Reporting Person with the Securities and Exchange Commission on May 9, 2008 and amended on May 20, 2008, May 23, 2008, March 3, 2009, February 22, 2011, May 22, 2018 and April 18, 2019 (File No. 005-81723; Accession No: 0000908834-09-000094) (as amended thereby, the “Original Schedule 13D”). From and after the date hereof, all references in the Original Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Original Schedule 13D as amended and supplemented hereby.

Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 1.	Security and Issuer

Calumet Specialty Products Partners, L.P., a Delaware limited partnership (the “Partnership”), entered into that certain Partnership Restructuring Agreement, dated November 9, 2023, among the Partnership, Calumet GP, LLC (the “General Partner”) and the other parties thereto, including the Reporting Person (collectively, the “Sponsor Parties”), as amended by the First Amendment to the Partnership Restructuring Agreement, dated February 9, 2024 (as amended, the “Restructuring Agreement”), in order to effectuate a corporate conversion of the Partnership from a master limited partnership to a Delaware corporation (the “Conversion”), subject to the terms and conditions set forth in the Restructuring Agreement.

The Partnership also entered into that certain Conversion Agreement, dated February 9, 2024, among the Partnership, the General Partner, New Calumet, Calumet Merger Sub I LLC (“Merger Sub I”), Calumet Merger Sub II LLC (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) and the Sponsor Parties, as amended by the First Amendment to the Conversion Agreement, dated April 17, 2024 (as amended, the “Conversion Agreement”).

On July 10, 204, pursuant to the Conversion Agreement, (i) Merger Sub II, a wholly owned subsidiary of New Calumet, merged with and into the Partnership, with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Calumet, pursuant to which all of the common units representing limited partner interests in the Partnership (“common units”) were exchanged into the right to receive an equal number of shares of Common Stock (the “Partnership Merger”); and (ii) immediately after the Partnership Merger, Merger Sub I, a wholly owned subsidiary of New Calumet, merged with and into the General Partner, with the General Partner continuing as the surviving entity and a wholly owned subsidiary of New Calumet, pursuant to which all outstanding equity interests of the General Partner were exchanged into the right to receive an aggregate of 5,500,000 shares of Common Stock and 2,000,000 warrants (the “Warrants”) to purchase Common Stock at an exercise price of $20.00 per share (subject to adjustment) (the “GP Merger” and, together with the Partnership Merger, the “Mergers”; the Mergers together with the Conversion, the “Transactions”).

The foregoing descriptions of the Conversion Agreement and the Restructuring Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by the actual Conversion Agreement and Restructuring Agreement, copies of which are filed as Exhibits B, C, D, E hereto and are incorporated by reference in their entirety to this Item 4.

The Issuer is the successor issuer to the Partnership pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, this Schedule 13D relates to the Issuer’s shares of Common Stock. The principal executive offices of the Issuer are located at 2780 Waterfront Parkway East Drive, Suite 200, Indianapolis, Indiana 46214, and its telephone number is (317) 328-5660.

Item 2.	Identity and Background

Reporting Person

The Reporting Person filing this statement is The Heritage Group, a general partnership formed under the laws of the State of Indiana. The Heritage Group is engaged in the business of managing a diverse set of companies involved in the highway construction, environmental services and oil refining and marketing industries. The principal business address and principal office address of The Heritage Group is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

General Partners

Twenty-eight grantor trusts directly own all of the outstanding general partner interests in the Reporting Person. Certain information regarding these grantor trusts is provided in Exhibit A filed with this Schedule 13D and incorporated herein by this reference. The direct or indirect beneficiaries of the grantor trusts are members of the Fehsenfeld family. Each of the grantor trusts has seven trustees, Fred M. Fehsenfeld, Jr. (the “Partnership Manager”), James C. Fehsenfeld, William S. Fehsenfeld, Amy M. Schumacher, Geoff Dillon, Clare Stoner Fehsenfeld and Megan Arlinghaus (the “General Partner Trustees”), each of whom exercises equivalent voting rights with respect to each such trust. Amy M. Schumacher, who is a director of the Issuer, disclaims beneficial ownership of all of the common units owned by The Heritage Group.

Fred M. Fehsenfeld, Jr. previously served as the Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Partnership, in addition to serving as the Partnership Manager for the Reporting Person. His business address is 5400 W. 86th Street, Indianapolis, Indiana 46268-0123.

James C. Fehsenfeld previously served as Chief Executive Officer of Heritage Construction and Materials located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Mr. Fehsenfeld’s principal business address.

William S. Fehsenfeld serves as the Vice President and Secretary of Schuler Books and Music, Inc., an independent bookstore company located at 2660 28th Street SE, Grand Rapids, Michigan 49512, which is Mr. Fehsenfeld’s principal business address.

Amy M. Schumacher serves as the Chief Executive Officer of the Reporting Person located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Ms. Schumacher’s principal business address.

Geoff Dillon serves as Chief Executive Officer of Heritage Construction and Materials located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Mr. Dillon’s principal business address.

Clare Stoner Fehsenfeld is the co-owner of Quince & Apple located at 931 E. Main Street #24, Madison, Wisconsin 53703, which is Ms. Fehsenfeld’s principal business address.

Megan Arlinghaus advises Heritage Construction & Materials located at 5400 W. 86th Street, Indianapolis, Indiana 46268-0123, which is Ms. Arlinghaus’s principal business address.

During the last five years, neither a General Partner Trustee nor any of the grantor trusts have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither a General Partner Trustee nor any of the grantor trusts have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All General Partner Trustees are citizens of the United States. All grantor trusts were formed under the laws of the State of Indiana.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 1 above regarding the Restructuring Agreement, the Conversion Agreement and the Transactions is incorporated by reference herein.

Item 4.	Purpose of Transaction

The information contained in Item 1 above regarding the Restructuring Agreement, the Conversion Agreement and the Transactions is incorporated by reference herein.

The Reporting Person holds Common Stock of the Issuer for the purpose of investment. The Reporting Person intends to review its investment in the Issuer on a continuing basis.

The Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Common Stock now owned or hereafter acquired.

As part of the Reporting Person’s ongoing evaluation of its investment in the Issuer, the Reporting Person is considering, and may, from time to time, formulate plans or proposals for, various alternatives with respect to such investment, including, without limitation, potential consolidation, acquisitions or sales of assets or Stock Units or changes to the Issuer’s capital structure, and hold discussions with or make formal proposals to the Issuer, other holders of Common Stock or other third parties regarding such matters.

The Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5.	Interest in Securities of the Issuer

According to the Partnership’s definitive proxy statement filed with the Securities and Exchange Commission on June 6, 2024, based on outstanding common units as March 31, 2024, 85,852,403 outstanding shares of Common Stock and 2,000,000 Warrants were expected to be issued in connection with the Transactions. The percentages herein were derived from these amounts.

(a) and (b) The Heritage Group beneficially owns 12,587,209 shares of Common Stock and 1,020,000 Warrants directly, and with sole voting and dispositive power, representing 14.49% of all shares of Common Stock outstanding at July 10, 2024. The Heritage Group also may be deemed to beneficially own 1,200,000 shares of Common Stock indirectly, by virtue of having sole voting and dispositive power over these shares of Common Stock as the Manager of the manager-managed limited liability company that owns the Common Stock, The Heritage Group Investment Company, LLC. These Common Stock represent 1.40% of all Common Stock outstanding at July 10, 2024. The Heritage Group also may be deemed to beneficially own 888,193 shares of Common Stock owned by Calumet, Incorporated, a corporation in which the Reporting Person has an indirect interest, and over which shares of Common Stock The Heritage Group could be deemed to have shared voting and dispositive power. These shares of Common Stock represent 1.03% of all shares of Common Stock outstanding at July 10, 2024. Together, these interests represent 17.25% of all shares Common Stock outstanding at July 10, 2024.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) The beneficiaries of the grantor trusts described in Item 2 of the Schedule 13D, for whose benefit the General Partner Trustees manage the Reporting Person, are entitled to receive any dividends or proceeds from the securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 above is incorporated by reference herein.

As described in Item 2, Fred M. Fehsenfeld, Jr. previously served as Chairman of the Board of Directors of Calumet GP, LLC, the general partner of the Partnership. He also previously served on the Compensation Committee and the Strategy and Growth Committee of the Partnership. He is related to all the other Trustees who manage the Reporting Person in the manner described below.

William S. Fehsenfeld is the first cousin of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

James C. Fehsenfeld and Fred M. Fehsenfeld, Jr. are brothers.

Amy M. Schumacher is a Director of the Issuer and serves on the Compensation Committee of the Issuer. She also previously served as a Director of the Partnership and served on the Compensation Committee of the Partnership. She is the daughter of Fred M. Fehsenfeld, Jr. and the niece of James C. Fehsenfeld.

Geoff Dillon is Chief Executive Officer of Heritage Construction & Materials, a subsidiary of the Reporting Person, and he is the son-in-law of Fred M. Fehsenfeld, Jr.

Clare Stoner Fehsenfeld is the first cousin once removed of Fred M. Fehsenfeld, Jr. and James C. Fehsenfeld.

Megan Arlinghaus advises Heritage Construction & Materials, a subsidiary of the Reporting Person.

Amended and Restated Bylaws

The amended and restated bylaws of New Calumet (the “Amended and Restated Bylaws”) were adopted on July 10, 2024. For as long as the Reporting Person (including, for the avoidance of doubt, its Permitted Transferees (as defined in the Amended and Restated Certificate of Incorporation (as defined herein)) has nomination rights under the Amended and Restated Certificate of Incorporation, the Reporting Person (including, for the avoidance of doubt, its Permitted Transferees) shall not be subject to the notice procedures set forth in the Amended and Restated Bylaws with respect to any THG Designee (as defined in the Amended and Restated Certificate of Incorporation) nominated by the Reporting Person at any annual or special meeting of stockholders pursuant to, and in accordance with, the Amended and Restated Certificate of Incorporation.

Amended and Restated Certificate of Incorporation

Among other things, New Calumet’s amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) provides that, subject to the rights of holders of any outstanding series of preferred stock and the rights granted to the THG Stockholders therein (as defined below), the number of directors will be exclusively fixed from time to time by resolution adopted by the Board of Directors of New Calumet (the “Board”). As of the date of the closing of the Conversion, the Board has 10 directors.

Under the Amended and Restated Certificate of Incorporation, the THG Stockholders have the right, but not the obligation, to designate for nomination, and, in accordance with the terms of the Stockholders Agreement (as defined below), the Board will take necessary action (subject to its fiduciary duty) to cause the election of: (i) two directors of the New Calumet Board, so long as the THG Stockholders and their respective Affiliates beneficially own 16.7% or more of the outstanding shares of common stock; (ii) one director of the Board, so long as the THG Stockholders and their respective affiliates beneficially own less than 16.7% but more than 5% of the outstanding shares of common stock or (iii) no directors of the New Calumet Board if the THG Stockholders and their respective affiliates beneficially own less than 5% of the outstanding shares of common stock.

When the THG Stockholders lose the right to designate one or more director of the Board, each director designated for nomination by the THG Stockholders shall continue to serve until his or her term expires at the next applicable annual meeting of stockholders of New Calumet or until his or her earlier death, resignation, removal, retirement or disqualification.

The Amended and Restated Certificate of Incorporation also provides that the THG Stockholders have the right to designate a director to fill any vacancies created by the resignation or removal of a director designated by THG Stockholders. In accordance with the terms of the Stockholders Agreement, New Calumet agrees to take, or cause to be taken, all necessary action (subject to the Board’s fiduciary duty), to cause any such vacancy to be filled in accordance with the terms of the Amended and Restated Certificate of Incorporation. For so long as the THG Stockholders have the right to designate at least one director, each committee of the Board shall include at least one director designated by the THG Stockholders.

In addition, until the earlier of the THG Stockholders and their respective affiliates no longer owning at least 5% of the outstanding shares of common stock and the third anniversary of the closing date of the Conversion, any increase or decrease in the size of the Board or any appointment or removal of the Chairman of the Board will require the consent of the THG Stockholders. Until the earlier of the THG Stockholders and their respective affiliates no longer owning at least 5% of the outstanding shares of common stock and the third anniversary of the closing date of the Conversion, any appointment or removal of the Chief Executive Officer of New Calumet will require the consent of the THG Stockholders.

In addition, until the earlier of the THG Stockholders and their respective affiliates no longer own at least 5% of the outstanding shares of common stock and the third anniversary of the closing date of the Conversion, any amendment, modification or restatement of the organizational documents of New Calumet (including the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws) or any of its significant subsidiaries as well as initiating a voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving the Corporation or any subsidiary of New Calumet or any of its significant subsidiaries, will require the consent of the THG Stockholders.

Stockholders Agreement

In connection with the consummation of the Transactions, the Issuer and the Reporting Person entered into a Stockholders Agreement (the “Stockholder Agreement”), a copy of which is included as Exhibit H hereto. Pursuant to the Stockholders Agreement, the Issuer agreed to take necessary action (subject to its fiduciary duty) to cause the election of each director designated by the Reporting Person and its Permitted Transferees (as defined in the Amended and Restated Certificate of Incorporation) (collectively, the “THG Stockholders”) in accordance with the terms of the Amended and Restated Certificate of Incorporation. The Stockholders Agreement also provides that the Issuer agrees to take necessary action (subject to its fiduciary duty) to cause any vacancies created by death, resignation, removal, retirement or disqualification of a director designated by the THG Stockholders to be filled by the THG Stockholders in accordance with the terms of the Amended and Restated Certificate of Incorporation.

Registration Rights Agreement

In connection with the consummation of the Transactions, the Issuer, the Sponsor Parties, including the Reporting Person, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is included as Exhibit G hereto. Pursuant to the Registration Rights Agreement, the Issuer agrees to file a shelf registration statement with respect to all Registrable Securities (as defined in the Registration Rights Agreement) within 30 days of the closing of the Conversion. No more than two times in any 12-month period, the

Sponsor Parties, including the Reporting Person, may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the offering is reasonably expected to result in gross proceeds in an aggregate amount of at least $25 million. The Issuer will also grant the Sponsor Parties, including the Reporting Person, customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Warrant Agreement

In connection with the consummation of the Transactions, the Issuer and the Sponsor Parties, including the Reporting Person, entered into a Warrant Agreement (the “Warrant Agreement”), a copy of which is included as Exhibit I hereto.

Pursuant to the Warrant Agreement, in connection with and as partial consideration for the GP Merger, the Sponsor Parties, including the Reporting Person, received an aggregate of 2,000,000 Warrants in exchange for their equity interests in the General Partner. Each such Warrant will represent the right to purchase one share of common stock at the exercise price of $20.00 per share. The exercise price or number of warrants issued upon exercise of such warrants are subject to adjustments for stock splits, dividends or distributions, reclassifications, reorganizations, mergers and other events. On or before the third anniversary of the issuance of the warrants, a holder of such warrants may, at its option, exercise the warrants for cash or on a “cashless” basis, where a number of shares are deducted from the total number of shares to be issued upon exercise to cover the exercise price in lieu of a cash payment.

The Reporting Person and certain of the Trustees who manage the Reporting Person engaged in various business relationships with the Partnership (as predecessor to the Issuer), as described more fully in Item 13 of the Partnership’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2024, but they do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to the Common Stock except as described herein. Any future contracts, arrangements, understandings or relationships between the Issuer and the Reporting Person or with any other person with respect to the Common Stock will be described more fully in Item 13 of the Issuer’s subsequent Annual Reports on Form 10-K.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

A. The Heritage Group General Partner Trusts (filed herewith).

B.

Conversion Agreement, dated as of February 9, 2024, by and among Calumet, Inc., Calumet Merger Sub I LLC, Calumet Merger Sub II LLC, Calumet Specialty Products Partners, L.P., Calumet GP, LLC and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Partnership’s Current Report on Form 8-K filed with the SEC on February 12, 2024 (File No. 000-51734)).

C.

First Amendment to Conversion Agreement, dated as of April 17, 2024, by and among Calumet, Inc., Calumet Merger Sub I LLC, Calumet Merger Sub II LLC, Calumet Specialty Products Partners, L.P., Calumet GP, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on April 19, 2024 (File No. 000-51734)).

D.

Partnership Restructuring Agreement, dated as of November 9, 2023, by and among, Calumet Specialty Products Partners, L.P., Calumet GP, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on November 9, 2023 (File No. 000-51734)).

E.

First Amendment to Partnership Restructuring Agreement, dated as of February 9, 2024, by and among Calumet Specialty Products Partners, L.P., Calumet GP, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on February 12, 2024 (File No. 000-51734)).

F.

Form of Amended and Restated Bylaws of New Calumet (incorporated by reference to Exhibit 3.4 to New Calumet’s Registration Statement on Form S-4/A filed with the SEC on March 5, 2024 (File No. 333-277682)).

G.

Form of Amended and Restated Certificate of Incorporation of New Calumet (incorporated by reference to Exhibit 3.3 to New Calumet’s Registration Statement on Form S-4/A filed with the SEC on March 5, 2024 (File No. 333-277682)).

H.	Form of Stockholders’ Agreement (incorporated by reference to Exhibit 10.50 to New Calumet’s Registration Statement on Form S-4/A filed with the SEC on April 19, 2024 (File No. 333-277682)).

I.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.49 to New Calumet’s Registration Statement on Form S-4/A filed with the SEC on April 19, 2024 (File No. 333-277682)).

J.	Form of Warrant Agreement (incorporated by reference to Exhibit 4.9 to New Calumet’s Registration Statement on Form S-4/A filed with the SEC on April 19, 2024 (File No. 333-277682)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2024	THE HERITAGE GROUP

	By:	/s/ Amy Schumacher
	Name:	Amy Schumacher
	Title:	Chief Executive Officer